EXHIBIT 6.4
AGREEMENT FOR ASSIGNMENT OF LEASE

     THIS AGREEMENT, made In the City of Mesquite, State of Nevada on the 27th day of August, 1998, by and between Industries International, Inc., a Nevada corporation, hereinafter referred to as the assignor, and Richard Bowler and, or nominees, hereinafter referred to as this assignee,

WITNESSETH:

     WHEREAS, Industries International, Inc. the Assignee of those certain lease agreements dated February 14th, 1994 and September 1st, 1994 between Dan Shuput and Bert BrImhall, said leases are recorded in the office of the County recorder In the County of Clark, State of Nevada, and more particularly described as follows:

SEE ATTACHED  EXHIBIT "A":

#APN 720-360-002 Overton, Clark County, State of Nevada
#APN 720-360-003 Overton, Clark County, State of Nevada
#APN 720-350-002 Overton, Clark County, State  of Nevada

Consisting of approximately 200 acres.

to which agreement in writing, reference is hereby made for all of the terms, conditions and provisions thereof, and

NOW THEREFORE, the parties mutually agree to the following terms and conditions as follows:

1. Assignee to pay all rents and late fees that are currently in arrears on the lease. This Is subject to Assignees approval of total amount of arrears. Assignor guarantees that the leasehold estate is not encumbered by any other means.

2. Assignee will open an escrow Account With First American Title Utah Division Mesquite, Nevada Branch, hereinafter "First American Title". Earnest money will be $1,000.00 and will be credited towards the total consideration of $30,000.00 at the time of assignment.

3. Assignor understands that the assignees Joe Bowler, Joey Bowler and Richard Bowler are licensed Real Estate agents in the Stale of Nevada and that the assignees will receive a commission from this transaction. Said commission will not be paid by Assignor. Assignor further understands that other parties will be Involved as partners with the assignees in this transaction.

4. Assignee agrees to pay Assignor $30,000.00 dollars In consideration for assignment of lease, this money will be paid in cash or certified funds within 30 days of receipt of verification of acceptance of assignment of lease and cashing of arrearage payment check (approximately 48,125.00) to J. Thomas Baggs court appointed Co-Guardian of Bert Brimhall. Receipt of verification of acceptance and cashing of arrearage payment shall occur on or before 30 days following the date that said arrearage payment check is received by the office of the Co-Guardian of Bert Brimhall. Arrearage payment check shall be sent via certified mail with return receipt requested. If receipt of verification of acceptance and cashing of arrearage payment check is not received within said 30 day time period, Assignee may at its option cancel and receive a refund of all monies deposited with First American Title and may at It's option Instruct First American Title to issue a stop payment on the arrearage payment check.

5. If any of these conditions are not met, or If the lease has been cancelled as determined by a court of law, all monies deposited will be returned immediately to assignee,

     IN WITNESS THEREOF, the parties hereto have hereunto set their hands the day and year first above written.

Dated this 27th Day of August, 1998

                                   Assignor:

                                   Industries  International, Inc.
                                   By: /s/ Dan Shuput
                                   Dan Shuput, President

                                   Assignee:

                                   Richard Bowler and or Nominees
                                   By: /s/ Richard Bowler
                                   Richard Bowler

                                   By: /s/ Joe Bowler
                                   Joe Bowler

                                   By: /s/ Joey Bowler
                                   Joey Bowler